Exhibit (a)(4)

April 17, 2002

RE: IMPORTANT — Your personal information on how to exchange your options

As I informed you this morning, CIENA is offering its eligible employees an exchange program for any outstanding options under our Third Amended and Restated 1994 Stock Option Plan and 1999 Non-Officer Stock Option Plan that have an exercise price greater than $12 per share. The options you voluntarily elect to exchange will be canceled and new options will be granted under the program.

IMPORTANT DOCUMENTS TO REVIEW:

This e-mail summarizes some of the key terms of the program. ATTACHED ARE TWO IMPORTANT DOCUMENTS YOU NEED TO REVIEW CAREFULLY BEFORE YOU DECIDE WHETHER TO PARTICIPATE.

•	The first document (Offer Exchange.pdf) is CIENA’s official offer to exchange and details all of the terms and conditions of the program.

•	The second document (Letter Transmittal.pdf) is the document that you will need to complete, sign and return to CIENA Stock Administration by May 17, 2002 in order to exchange your options.

Within the next few days, you will also receive by mail a third document, which provides the details regarding your specific option grants that are eligible for exchange under the program.

IMPORTANT FACTS ABOUT THE PROGRAM:

•	The offer to exchange your options is scheduled to expire at 5:00 p.m. Eastern Daylight time, on Friday, May 17, 2002. If you wish to exchange any of your existing options, you must submit to CIENA the required documentation by that date.

•	You have the right to choose not to exchange any of your options. If you decide not to exchange any options, you don’t have to take any action.

•	You may tender (surrender) all or a portion of these options to CIENA in exchange for new options. If you wish to exchange some, but not all, of the options you now hold, you must tender to CIENA all of the existing options you received on any particular grant date (for example, you may not exchange only half of the options received on the same grant date).

•	Except with respect to options granted after October 16, 2001 and tendered for exchange, we will grant an option for one option share for every two option shares that the Company accepted for exchange. Therefore, if your options have been properly tendered and accepted for exchange, you will be entitled to receive a new option to purchase half the total number of shares of our common stock that are subject to the options that you tender, subject to adjustments for any stock splits, stock dividends and similar events. Notwithstanding the foregoing, if you tender an option that was granted after October 16, 2001, we will grant you a new option to purchase the same number of shares subject to the tendered option, subject to adjustments for any stock splits, stock dividends and similar events.

•	We will grant the new options on or about the first business day which is at least six months and one day following the date we accept and cancel the tendered options. If we accept and cancel the tendered options on May 17, 2002 as currently scheduled, we will grant the new options on or about November 18, 2002.

•	The exercise price of all new options will be equal to the closing price of our common stock on the Nasdaq National Market on the business day immediately preceding the date we grant the new options. Except with respect to options granted after October 16, 2001 and tendered for exchange, the new options will vest on a different schedule than the options tendered for exchange; specifically, the new options will commence vesting immediately and will vest in equal monthly installments over three years. In addition, these new options will not provide for any guaranteed 12 month acceleration of vesting upon a change of control of CIENA. With respect to options granted after October 16, 2001, the new options will continue to vest on the same schedule as the options they replace, and will retain the guaranteed 12 month acceleration of vesting upon a change of control of CIENA. The new options, regardless of when the original options were granted, may not be exercised for the first six months after the new grant date. Otherwise, the terms and conditions of the new options will be substantially the same as the terms and conditions of your current options.

•	In order to receive your new options, you must remain an employee of CIENA Corporation or one of our subsidiaries from the date you tender your existing options until the date we grant the new options. If you do not remain an employee for any reason, you will not receive any new options or any other consideration for the options you tendered to CIENA. Once you have turned in options for exchange, you will not receive replacement options until the new grant date, but you will receive a confirmation letter advising you of the number of option shares that will be subject to your new option.

•	The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision concerning whether to tender your options.

•	CIENA’s offer is being made under the terms and subject to the conditions of the offer to exchange and the related letter of transmittal that accompany this letter. You should carefully read the entire offer to exchange and letter of transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks that are discussed in the offer to exchange.

HOW TO TENDER OPTIONS:

TO TENDER OPTIONS, YOU MUST PROPERLY COMPLETE AND RETURN TO US THE ATTACHED LETTER OF TRANSMITTAL AS FOLLOWS:

1.	complete the table on page 1 by providing the following information for each option that you intend to tender: grant date, exercise price, and the number of option shares subject to options you are tendering (we will be providing information regarding each option eligible for exchange in a third document, which you will receive by mail shortly);

2.	complete and sign the box on page 4; and

3.	fax or otherwise deliver a hard copy of the completed letter on or before 5:00 p.m., Eastern Daylight time, on Friday, May 17, 2002, to:

CIENA Corporation
1201 Winterson Road
Linthicum, Maryland 21090
Attention: Stock Administration
Facsimile: (410) 865-8968

IF YOU HAVE QUESTIONS:

We will answer any questions you have at the various conference calls or workshops held over the next several days, the details of which will follow.

If you would like to receive paper copies of the offer to exchange and letter of transmittal, please contact CIENA Stock Administration at the above address, by telephone at (410) 981-7377 or via email at options@ciena.com.

Regards,

Gary B. Smith
President and CEO

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